

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Kobi Kagan
Chief Financial Officer
ELBIT SYSTEMS LTD
Advanced Technology Center
PO Box 539
Haifa 3100401, Israel

   Re: ELBIT SYSTEMS LTD
    Form 20-F for the Year Ended December 31, 2021
    Response Letter dated March 20, 2023
    File No. 000-28998

Dear Kobi Kagan:

  We have reviewed your March 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2023 letter.

Form 20-F for the Year Ended December 31, 2021

Note 23. Major Customers and Geographic Information, page F-73

1. We note from your response that you intend to modify your segment disclosure to transition from one reportable segment to five reportable segments starting with the Form 20-F for the year ended December 31, 2022. Please explain to us whether you determined the change in the number of segments was due to an error in your identification of operating segments and if so, please tell us how you evaluated the materiality of the error on your financial statements and related disclosures and the impact on your conclusions regarding the effectiveness of internal controls over financial reporting and disclosure controls and procedures . If you do not believe this was an error, please explain why. In this regard, it appears from your response that the change was due to evaluating

judgements regarding the application of ASC 280 during the year end process, rather than a change in your business or to information used by the CODM to allocate resources or assess performance. Please explain.

2.   We note from your response that you intend to modify the notes to the financial statements to provide information related to the newly identified segments. Please review the guidance in ASC 280-10-50 and ensure your revised disclosure provides all information required by this guidance.

    You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing